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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)
Clarification Announcement

Semiconductor Manufacturing International Corporation (the “Company”) refers to certain articles in the press today regarding a possible capital injection plan by an investor. The Company confirms that it is currently in negotiations with an investor in respect of a proposed investment in the Company through the subscription by such investor of shares in the Company (“Proposed Investment”).

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Semiconductor Manufacturing International Corporation (the “Company”) refers to certain articles in the press today regarding a possible capital injection plan and confirms that it is currently in negotiations with an investor in respect of a proposed investment in the Company through the subscription by such investor of shares in the Company (“Proposed Investment”) The terms of the Proposed Investment is still under negotiation and to-date, no binding agreement has been entered into by the Company and there is no assurance that any definitive agreement can be entered into by the parties.

In addition, the directors of the Company are, as always, also looking at other strategic and/or other opportunities to enhance shareholder value for the Company. No decision has been made about any resulting transaction. There is no certainty that any such opportunity will or will not result in any transaction by or involving the Company or its subsidiaries.

This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Dr. David N. K. Wang

President, Chief Executive Officer

Executive Director

Shanghai, PRC
9 February, 2010